Exhibit 99.1

Locafy Signs Series of Commercial Agreements with Localista

Locafy and Localista Sign Agreements for Locafy to Acquire the Digital Assets of Scoop, Provide SEO Consulting Services, and Add Localista’s Sales Team as an Article Accelerator Reseller

PERTH, Australia – February 21, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today announced that it has signed a series of commercial agreements with Localista, the largest lifestyle and travel directory network in Australia and New Zealand.

Under these agreements, Locafy is set to acquire the digital assets of Scoop (formerly one of Australia’s leading luxury magazine brands, including 15 magazines titles in the lifestyle, travel, and homes and design categories), provide SEO consulting services to Localista’s retained asset, and add Localista’s sales team as a reseller of Locafy’s Article Accelerator product (“Article Accelerator”).

Localista is a free directory network that serves Australia and New Zealand-based lifestyle and travel industry communities. The Localista network connects approximately 50,000 local suppliers and 800,000 pages of content with approximately 2.5 million unique users, all through existing brand websites and social media pages. Per the agreements, Localista will pay Locafy AUD $500,000 for consulting services to help the Localista team transform the existing directory network’s SEO execution. Once the SEO upgrade has been completed, Localista will officially become a Locafy reseller and will market Locafy’s products, including Article Accelerator, through its sales team to the Localista brand network.

“Localista is a well-respected name in the Australian lifestyle and travel space,” said Locafy CEO Gavin Burnett. “With our focus on delivering rapid results in highly competitive markets, we’re confident that we can transform Localista into the leading online property in Australia for these lucrative market segments. We also look forward to partnering with the Localista team in the future to support the thousands of brands that contribute to the directory network.”

“We believe that our volume of quality lifestyle and travel content paired with Locafy’s leading edge SEO products creates a winning combination,” said Localista CEO David Hogan. “Especially as the online marketplace competition intensifies, it is crucial that we differentiate ourselves and provide all the necessary SEO tools to our network of local businesses so that they can continue to thrive. We’re confident that Locafy’s product suite helps us best accomplish that goal.”

First published in 1997, Scoop has long been an iconic luxury media brand representing leading local and global brands and products in the Australian market. With Scoop’s online portfolio under its control, Locafy plans to utilize its website-building capabilities and implement Article Accelerator to optimize the digital assets for SEO success. Locafy aims to promote advertising opportunities on those assets to advertising agencies and brands. Locafy plans to replicate this strategy of revitalizing underperforming websites through additional acquisition opportunities, especially in niche publishing sectors that have high advertising dollar value such as finance, real estate, recreation, and travel accommodations, and is actively reviewing additional prospects.

Based on Locafy’s Keystone technology, Article Accelerator specializes in rapidly increasing the prominence of advertorials within a recognized media brand in online search results for competitive keywords. Locafy started Article Accelerator trials in the U.S. in October of 2023 and has been implementing the product for client advertorials under contract in the U.S. since December of 2023.

“Article Accelerator has consistently shown that it can help our customers rise to the top of online search in American markets, and we expect the same success in Australia,” continued Burnett. “We’re confident that we’re only scratching the surface of the potential market for Article Accelerator, and that Locafy is positioned to take advantage of this opportunity both by implementing Article Accelerator for our clients as well as by utilizing the technology with our own digital assets. We look forward to expanding our publisher and advertising agency relationships and our content portfolio in 2024.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Localista

Localista is a syndicated native content network for the lifestyle & travel sector, connecting customisable directory content from 50,000 local suppliers and industry experts with localista.com.au and a rapidly expanding network of websites and apps that already have the traffic and relationship of trust with their users. Localista provides local industry and advertisers with an alternative free distribution network and provides local websites with the tools and technology they need to engage and compete in local and global markets. Localista is already the largest lifestyle & travel network in Australia and New Zealand and is looking to expand to global markets in 2024. To see our content, please visit https://localista.com.au/. For more information, please visit https://about.localista.com.au/.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “look forward,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com